15007467

DBS. Living, Breathing Asia

DBS

News Release

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2014
WASH. D.C.
191

Ref No. 08/2014

DBS THIRD-QUARTER EARNINGS RISE 17% TO SGD 1.01 BILLION

* * *

Nine-month earnings rise 19% to a record SGD 3.21 billion

SINGAPORE, 31 October 2014 – DBS Group reported net profit of SGD 1.01 billion for third-quarter 2014, up 17% from a year ago. Total income rose 17% to a record SGD 2.51 billion as net interest income and fee income reached new highs while trading income improved. Compared to the previous quarter, net profit was 4% higher.

For the nine months, net profit rose to a record SGD 3.21 billion, including net one-time gains of SGD 198 million. Excluding the gains, net profit rose 12% to SGD 3.01 billion. The performance was underpinned by higher net interest income and fee income as well as lower allowance charges.

DBS Group Holdings Ltd
12 Marina Boulevard
DBS Asia Central @
Marina Bay Financial Centre Tower 3
Singapore 018982

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

Third-quarter net profit rises 17% from a year ago

Net interest income rose 14% from a year ago to SGD 1.60 billion. Loans grew 8% or SGD 20 billion to SGD 262 billion from regional corporate borrowing and secured consumer loans. Net interest margin increased eight basis points to 1.68%, the highest in nine quarters.

Non-interest income grew 23% to SGD 912 million. The gains were broad-based as fee income increased 20% to SGD 555 million while other non-interest income increased 27% to SGD 357 million. Investment banking fees more than doubled to SGD 94 million from higher capital market activities while wealth management fees rose 39% to SGD 142 million. Income from treasury customer flows rose 23% to SGD 281 million. Trading gains were also higher.

Total income rose 17% to SGD 2.51 billion. Costs also grew 17%, to SGD 1.11 billion, as headcount was increased and technology investments continued to be made. The cost-income ratio was unchanged at 44%. Profit before allowances was 17% higher at SGD 1.41 billion.

Total allowances of SGD 177 million were taken compared to SGD 151 million a year ago. An increase in specific allowances from 15 basis points to 22 basis points of loans was partially offset by lower general allowances.

Third-quarter earnings 4% higher than the previous quarter

Net interest income rose 3% from the previous quarter from moderate increases in net interest margin and loan volumes.

DBS Group Holdings Ltd
12 Marina Boulevard
DBS Asia Central @
Marina Bay Financial Centre Tower 3
Singapore 018982

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

Non-interest income increased 21%. Fee income grew 10% led by higher investment banking fees while contributions from wealth management and cards also rose. Other non-interest income grew 41% from higher trading gains. Income from treasury customer flows was similar to the previous quarter.

Total income rose 9% while expenses were 5% higher. Total allowances increased 38% as there had been specific allowance write-backs in the previous quarter due to loan resolutions.

Excluding one-time items, nine-month earnings increase 12%

For the nine months, net interest income rose 13% to SGD 4.65 billion. The increase was faster than the 8% growth in loans as net interest margin improved five basis points to 1.67%.

Fee income rose 8% to SGD 1.57 billion, led by higher contributions from wealth management, investment banking and cards. Other non-interest income declined 13% to SGD 1.06 billion from lower trading gains. Income from treasury customer flows rose 13% to SGD 908 million.

Total income was 7% higher at SGD 7.28 billion. By business segment, Consumer Banking / Wealth Management increased 14% to SGD 2.14 billion and Institutional Banking grew 6% to SGD 3.75 billion, with both businesses accounting for 81% of Group income. Income from the Treasury and Others segments rose 2% to SGD 1.39 billion.

Expenses increased 11% to SGD 3.20 billion. Profit before allowances rose 5% to SGD 4.07 billion.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2014
WASH, D.C.
191

DBS Group Holdings Ltd
12 Marina Boulevard
DBS Asia Central @
Marina Bay Financial Centre Tower 3
Singapore 018982

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

Total allowances fell 26% to SGD 456 million as general allowances declined in line with the more modest loan growth in the nine months compared with the previous period. Specific allowances for loans were little changed at SGD 329 million or 17 basis points of loans.

Balance sheet remains strong

Asset quality remained healthy. The non-performing loan rate was unchanged from the previous quarter at 0.9%. The allowance coverage of non-performing assets was little changed at 160% and at 324% if collateral was considered.

Liquidity continued to be healthy. Deposits rose 2% during the quarter and 7% over the past 12 months to SGD 305 billion, with US dollar deposits accounting for most of the growth. The loan-deposit ratio was maintained at the previous quarter's level of 86%.

Capital ratios remained comfortably above regulatory requirements, with Common Equity Tier 1 at 13.4%, Tier 1 at 13.4% and total adequacy ratio at 15.6%.

DBS CEO Piyush Gupta said, "Despite some slowdown in the region, we continued to see very strong earnings momentum in the third quarter, fuelled by broad-based growth across businesses. Net interest margin has also been steady. In addition, we are very pleased to have completed the acquisition of Societe Generale Private Banking Asia earlier this month, which will further bolster our wealth franchise."

DBS Group Holdings Ltd
12 Marina Boulevard
DBS Asia Central @
Marina Bay Financial Centre Tower 3
Singapore 018982

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

About DBS

DBS - Living, Breathing Asia
DBS is a leading financial services group in Asia, with over 250 branches across 17 markets. Headquartered and listed in Singapore, DBS has a growing presence in the three key Asian axes of growth: Greater China, Southeast Asia and South Asia. The bank's capital position, as well as "AA-" and "Aa1" credit ratings, is among the highest in Asia-Pacific. DBS has been recognised for its leadership in the region, having been named "Asia's Best Bank" by The Banker, a member of the Financial Times group, and "Best Bank in Asia-Pacific" by Global Finance. The bank has also been named "Safest Bank in Asia" by Global Finance for six consecutive years from 2009 to 2014.

DBS provides a full range of services in consumer, SME and corporate banking activities across Asia. As a bank born and bred in Asia, DBS understands the intricacies of doing business in the region's most dynamic markets. These market insights and regional connectivity have helped to drive the bank's growth as it sets out to be the Asian bank of choice. DBS is committed to building lasting relationships with customers, and positively impacting communities through supporting social enterprises, as it banks the Asian way. It has also established a SGD 50 million foundation to strengthen its corporate social responsibility efforts in Singapore and across Asia.

With its extensive network of operations in Asia and emphasis on engaging and empowering its staff, DBS presents exciting career opportunities. The bank acknowledges the passion, commitment and can-do spirit in all of our 21,000 staff, representing over 40 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Group Holdings Ltd
12 Marina Boulevard
DBS Asia Central @
Marina Bay Financial Centre Tower 3
Singapore 018982

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No. 199901152M

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The Board of Directors of DBS Group Holdings Ltd ("DBSH") reports the following:

Unaudited Financial Results for the Third Quarter Ended 30 September 2014

Details of the unaudited financial results are in the accompanying Performance Summary.

Dividends

For the third quarter of 2014, no dividend has been declared for DBSH non-voting redeemable convertible preference shares and DBSH ordinary shares.

By order of the Board

Goh Peng Fong
Group Secretary

30 October 2014
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
For the Third Quarter ended
30 September 2014

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2014
WASH, D.C.
191

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standard ("FRS"), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2013, with the exception of the adoption of new or revised FRS.

On 1 January 2014, the Group adopted the following new or revised FRS that are issued by the Accounting Standards Council and relevant for the Group:

- FRS 110 Consolidated Financial Statements
- FRS 111 Joint Arrangements
- FRS 112 Disclosure of Interests in Other Entities
- Amendments to FRS 32 Offsetting Financial Assets and Financial Liabilities

There is no significant impact on the Group's financial statements from the adoption of the above FRS or revised FRS.

	3rd Qtr 2014	3rd Qtr 2013	% chg	2nd Qtr 2014	% chg	9 Mths 2014	9 Mths 2013	% chg
Selected income statement items ($m)								
Net interest income	1,602	1,406	14	1,557	3	4,647	4,115	13
Net fee and commission income	555	462	20	503	10	1,568	1,446	8
Other non-interest income	357	282	27	253	41	1,063	1,215	(13)
Total income	2,514	2,150	17	2,313	9	7,278	6,776	7
Expenses	1,109	949	17	1,054	5	3,204	2,888	11
Profit before allowances	1,405	1,201	17	1,259	12	4,074	3,888	5
Allowances for credit and other losses	177	151	17	128	38	456	619	(26)
Profit before tax	1,234	1,067	16	1,182	4	3,688	3,335	11
Net profit	1,008	862	17	969	4	3,010	2,699	12
One-time item (Gain from sale of BPI)	-	-	-	-	-	223	-	NM
One-time item (National Gallery Singapore)	-	-	-	-	-	(25)	-	NM
Net profit including one-time items	1,008	862	17	969	4	3,208	2,699	19
Selected balance sheet items ($m)								
Customer loans	261,681	241,723	8	257,355	2	261,681	241,723	8
Total assets	424,383	401,373	6	417,275	2	424,383	401,373	6
Customer deposits	304,982	284,489	7	299,399	2	304,982	284,489	7
Total liabilities	385,110	364,484	6	378,537	2	385,110	364,484	6
Shareholders' funds	36,750	32,573	13	36,188	2	36,750	32,573	13
Key financial ratios (%) (excluding one-time items) 1/								
Net interest margin	1.68	1.60		1.67		1.67	1.62	
Non-interest/total income	36.3	34.6		32.7		36.2	39.3	
Cost/income ratio	44.1	44.1		45.6		44.0	42.6	
Return on assets	0.95	0.87		0.93		0.97	0.96	
Return on equity 2/	11.2	10.5		11.0		11.5	11.3	
Loan/deposit ratio	85.8	85.0		86.0		85.8	85.0	
NPL ratio	0.9	1.2		0.9		0.9	1.2	
Specific allowances (loans)/average loans (bp)	22	15		14		17	20	
Common Equity Tier 1 capital adequacy ratio	13.4	13.3		13.5		13.4	13.3	
Tier 1 capital adequacy ratio	13.4	13.3		13.5		13.4	13.3	
Total capital adequacy ratio	15.6	15.9		15.7		15.6	15.9	

	3rd Qtr 2014	3rd Qtr 2013	2nd Qtr 2014	9 Mths 2014	9 Mths 2013
Per share data ($)					
Per basic share					
– earnings excluding one-time items	1.61	1.40	1.57	1.62	1.48
– earnings	1.61	1.40	1.57	1.70	1.48
– net book value [3/]	14.46	13.26	14.32	14.46	13.26
Per diluted share					
– earnings excluding one-time items	1.59	1.38	1.55	1.61	1.46
– earnings	1.59	1.38	1.55	1.69	1.46
– net book value [3/]	14.36	13.16	14.21	14.36	13.16

Notes:
1/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data are computed on an annualised basis.
2/ Calculated based on net profit attributable to shareholders net of dividends on preference shares and other equity instruments. Non-controlling interests, preference shares and other equity instruments are not included as equity in the computation of return of equity.
3/ Non-controlling interests are not included as equity in the computation of net book value per share.
NM Not Meaningful

Third-quarter net profit rose 17% from a year ago to $1.01 billion. Total income rose 17% to a record $2.51 billion as net interest income and fee income reached new highs and trading income improved. Compared to the previous quarter, net profit was 4% higher.

Net interest income rose 14% from a year ago to $1.60 billion as loans rose 8% and net interest margin improved eight basis points to 1.68%. Compared to the previous quarter, net interest income grew 3% from moderate increases in net interest margin and loan volumes.

Non-interest income rose 23% from a year ago and 21% from the previous quarter to $912 million. The improvement in fee income against both comparative periods was led by investment banking, wealth management and cards. Trading gains were also higher compared to a year ago and the previous quarter.

Expenses rose 17% from a year ago and 5% from the previous quarter to $1.11 billion from higher staff and technology costs. Profit before allowances rose 17% from a year ago and 12% from the previous quarter to $1.41 billion.

Total allowances of $177 million were higher than both comparative periods as specific allowances rose. There had also been a specific allowance write-back due to loan resolution in the previous quarter. The non-performing loan rate was unchanged at 0.9% from the previous quarter. Allowance coverage was little changed from the previous quarter at 160% and 324% if collateral was considered.

Capital adequacy ratios were healthy. The Common Equity Tier 1 was at 13.4%, little changed from the previous quarter.

For the nine months, net profit rose 12% to a record $3.01 billion. Total income increased 7% to $7.28 billion while allowance charges declined 26% to $456 million. Return on equity was 11.5%, compared to 11.3% a year ago. Including one-time items, nine-month net profit was $3.21 billion.

NET INTEREST INCOME

Average balance sheet	3rd Qtr 2014 Average balance ($m)	3rd Qtr 2014 Interest ($m)	3rd Qtr 2014 Average rate (%)	3rd Qtr 2013 Average balance ($m)	3rd Qtr 2013 Interest ($m)	3rd Qtr 2013 Average rate (%)	2nd Qtr 2014 Average balance ($m)	2nd Qtr 2014 Interest ($m)	2nd Qtr 2014 Average rate (%)
Interest-bearing assets									
Customer non-trade loans	211,101	1,329	2.50	189,827	1,197	2.50	204,664	1,291	2.53
Trade assets [1/]	59,992	394	2.61	59,997	363	2.40	63,497	406	2.56
Interbank assets [2/]	37,632	143	1.51	35,802	120	1.33	40,312	145	1.44
Securities	68,638	400	2.31	63,396	326	2.04	65,668	376	2.30
Total	377,363	2,266	2.38	349,022	2,006	2.28	374,141	2,218	2.38
Interest-bearing liabilities									
Customer deposits	298,940	523	0.69	276,698	483	0.69	296,929	525	0.71
Other borrowings	52,063	141	1.07	49,700	117	0.93	52,638	136	1.04
Total	351,003	664	0.75	326,398	600	0.73	349,567	661	0.76
Net interest income/margin [3/]		1,602	1.68		1,406	1.60		1,557	1.67

Average balance sheet	9 Mths 2014 Average balance ($m)	9 Mths 2014 Interest ($m)	9 Mths 2014 Average rate (%)	9 Mths 2013 Average balance ($m)	9 Mths 2013 Interest ($m)	9 Mths 2013 Average rate (%)
Interest-bearing assets						
Customer non-trade loans	206,000	3,864	2.51	183,824	3,481	2.53
Trade assets [1/]	62,053	1,204	2.59	57,482	1,055	2.45
Interbank assets [2/]	38,101	432	1.52	34,481	341	1.32
Securities	65,919	1,113	2.26	64,622	1,024	2.12
Total	372,073	6,613	2.38	340,409	5,901	2.32
Interest-bearing liabilities						
Customer deposits	295,688	1,565	0.71	269,591	1,419	0.70
Other borrowings	51,123	401	1.05	47,164	367	1.04
Total	346,811	1,966	0.76	316,755	1,786	0.75
Net interest income/margin [3/]		4,647	1.67		4,115	1.62

Notes:
1/ Trade assets were subsumed under "Customer loans" and "Interbank assets" for previous presentation. Prior period comparatives have been aligned to the current presentation.
2/ Includes non-restricted balances with central banks.
3/ Net interest margin is net interest income expressed as a percentage of average interest-bearing assets.

Net interest income rose 14% from a year ago to $1.60 billion. Net interest margin improved eight basis points to 1.68% as asset yields rose and funding costs were stable. Customer loan volumes were also higher.

Compared to the previous quarter, net interest income rose 3% from higher loan volumes and a modest increase in net interest margin.

For the nine months, net interest income rose 13% to $4.65 billion. Net interest margin increased five basis points to 1.67%. The growth in asset volumes was led by customer loans and trade assets.

Volume and rate analysis ($m) Increase/(decrease) due to change in	3rd Qtr 2014 versus 3rd Qtr 2013 Volume	Rate	Net change	3rd Qtr 2014 versus 2nd Qtr 2014 Volume	Rate	Net change
Interest income						
Customer non-trade loans	133	(1)	132	41	(17)	24
Trade assets	-	31	31	(22)	6	(16)
Interbank assets	7	16	23	(9)	5	(4)
Securities	27	47	74	17	3	20
Total	167	93	260	27	(3)	24
Interest expense						
Customer deposits	39	1	40	4	(12)	(8)
Other borrowings	6	18	24	(1)	5	4
Total	45	19	64	3	(7)	(4)
Net impact on net interest income	122	74	196	24	4	28
Due to change in number of days			-			17
Net Interest Income			196			45

Volume and rate analysis ($m) Increase/(decrease) due to change in	9 Mths 2014 versus 9 Mths 2013 Volume	Rate	Net change
Interest income			
Customer non-trade loans	419	(36)	383
Trade assets	84	65	149
Interbank assets	36	55	91
Securities	21	68	89
Total	560	152	712
Interest expense			
Customer deposits	137	9	146
Other borrowings	31	3	34
Total	168	12	180
Net impact on net interest income	392	140	532
Due to change in number of days			-
Net Interest Income			532

NET FEE AND COMMISSION INCOME

($m)	3rd Qtr 2014	3rd Qtr 2013	% chg	2nd Qtr 2014	% chg	9 Mths 2014	9 Mths 2013	% chg
Brokerage	43	49	(12)	42	2	128	168	(24)
Investment banking	94	37	>100	52	81	189	148	28
Trade and transaction services [1/]	129	135	(4)	131	(2)	400	406	(1)
Loan-related	94	98	(4)	93	1	305	295	3
Cards [2/]	96	83	16	88	9	267	243	10
Wealth management	142	102	39	138	3	397	316	26
Others	22	17	29	17	29	62	48	29
Fee and commission income	620	521	19	561	11	1,748	1,624	8
Less: Fee and commission expense	65	59	10	58	12	180	178	1
Total	555	462	20	503	10	1,568	1,446	8

Notes:
1/ Includes trade & remittances, guarantees and deposit-related fees
2/ Net of interchange fees paid

Net fee and commission income rose 20% from a year ago and 10% from the previous quarter to $555 million as contributions from investment banking, wealth management and cards improved.

For the nine months, net fee and commission income rose 8% to $1.57 billion. Higher contributions from investment banking, wealth management, cards and loan-related fees were partially offset by lower brokerage commissions.

OTHER NON-INTEREST INCOME

($m)	3rd Qtr 2014	3rd Qtr 2013	% chg	2nd Qtr 2014	% chg	9 Mths 2014	9 Mths 2013	% chg
Net trading income	271	188	44	176	54	809	932	(13)
Net income from investment securities	74	83	(11)	62	19	174	194	(10)
Net gain on fixed assets	-	-	-	-	-	43	44	(2)
Others (includes rental income) [1/]	12	11	9	15	(20)	37	45	(18)
Total	357	282	27	253	41	1,063	1,215	(13)

Note:
1/ Excludes one-time items.

Other non-interest income rose 41% from the previous quarter and 27% from a year ago to $357 million. The increase was due to improved net trading income from higher trading gains. Income from treasury customer flows was also higher than a year ago.

For the nine months, other non-interest income declined 13% to $1.06 billion as net trading income in the first six months was lower than the corresponding period in 2013.

EXPENSES

($m)	3rd Qtr 2014	3rd Qtr 2013	% chg	2nd Qtr 2014	% chg	9 Mths 2014	9 Mths 2013	% chg
Staff	573	511	12	554	3	1,684	1,538	9
Occupancy	93	91	2	90	3	281	274	3
Computerisation	216	160	35	200	8	603	494	22
Revenue-related	65	56	16	62	5	186	164	13
Others	162	131	24	148	9	450	418	8
Total	1,109	949	17	1,054	5	3,204	2,888	11
Staff headcount at period-end	20,678	18,930	9	20,015	3	20,678	18,930	9
Included in the above table were:								
Depreciation of properties and other fixed assets	55	52	6	54	2	162	160	1
Directors' fees	1	2	(50)	2	(50)	4	4	-
Audit fees payable	2	2	-	2	-	6	5	20

Expenses rose 17% from a year ago to $1.11 billion led by higher staff and technology costs. Expenses were 5% higher than the previous quarter.

For the nine months, costs rose 11% to $3.20 billion from higher headcount and investments in technology. The cost-income ratio increased from 43% a year ago to 44%.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	3rd Qtr 2014	3rd Qtr 2013	% chg	2nd Qtr 2014	% chg	9 Mths 2014	9 Mths 2013	% chg
General allowances (GP)	22	57	(61)	28	(21)	106	280	(62)
Specific allowances (SP) for loans [1/]	148	93	59	88	68	329	335	(2)
Singapore	13	18	(28)	23	(43)	51	66	(23)
Hong Kong	19	9	>100	12	58	41	29	41
Rest of Greater China	20	19	5	7	>100	30	30	-
South and South-east Asia	107	34	>100	74	45	278	102	>100
Rest of the World	(11)	13	NM	(28)	61	(71)	108	NM
Specific allowances (SP) for securities, properties and other assets	7	1	>100	12	(42)	21	4	>100
Total	177	151	17	128	38	456	619	(26)

Notes:
1/ Specific allowances for loans are classified according to where the borrower is incorporated
NM Not Meaningful

Specific allowances for loans rose to $148 million from $88 million in the previous quarter and $93 million a year ago. The increase was partially offset by a decline in general allowances.

For the nine months, total allowances fell 26% to $456 million. Specific allowances were little changed while general allowances declined in line with the more modest loan growth during the nine months compared to a year ago.

SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2014
WASH, D.C.
191
SECTION

PERFORMANCE BY BUSINESS SEGMENTS

($m)	Consumer Banking/ Wealth Management	Institutional Banking	Treasury	Others	Total
Selected income items					
3rd Qtr 2014					
Net interest income	440	820	258	84	1,602
Non-interest income	323	439	84	66	912
Total income	763	1,259	342	150	2,514
Expenses	490	389	128	102	1,109
Allowances for credit and other losses	21	165	(2)	(7)	177
Share of profits of associates and joint venture	-	-	-	6	6
Profit before tax	252	705	216	61	1,234
2nd Qtr 2014					
Net interest income	401	814	250	92	1,557
Non-interest income	308	392	(13)	69	756
Total income	709	1,206	237	161	2,313
Expenses	472	373	115	94	1,054
Allowances for credit and other losses	22	67	2	37	128
Share of profits of associates and joint venture	1	-	-	50	51
Profit before tax	216	766	120	80	1,182
3rd Qtr 2013					
Net interest income	381	759	169	97	1,406
Non-interest income	255	387	56	46	744
Total income	636	1,146	225	143	2,150
Expenses	432	345	121	51	949
Allowances for credit and other losses	25	73	(3)	56	151
Share of profits of associates and joint venture	-	-	-	17	17
Profit before tax	179	728	107	53	1,067
9 Mths 2014 [1/]					
Net interest income	1,225	2,400	726	296	4,647
Non-interest income	913	1,351	132	235	2,631
Total income	2,138	3,751	858	531	7,278
Expenses	1,399	1,119	365	321	3,204
Allowances for credit and other losses	72	361	-	23	456
Share of profits of associates and joint venture	3	-	-	67	70
Profit before tax	670	2,271	493	254	3,688

($m)	Consumer Banking/ Wealth Management	Institutional Banking	Treasury	Others	Total
9 Mths 2013					
Net interest income	1,104	2,219	512	280	4,115
Non-interest income	777	1,311	322	251	2,661
Total income	1,881	3,530	834	531	6,776
Expenses	1,259	1,010	350	269	2,888
Allowances for credit and other losses	63	439	(4)	121	619
Share of profits of associates and joint venture	-	-	-	66	66
Profit before tax	559	2,081	488	207	3,335
Selected balance sheet and other items [2/]					
30 Sept 2014					
Total assets before goodwill and intangibles	79,409	215,490	90,683	33,966	419,548
Goodwill and intangibles					4,835
Total assets					424,383
Total liabilities	154,674	161,829	32,487	36,120	385,110
Capital expenditure for 3rd Qtr 2014	17	8	5	33	63
Depreciation for 3rd Qtr 2014	8	4	2	41	55
30 Jun 2014					
Total assets before goodwill and intangibles	78,829	210,418	86,635	36,558	412,440
Goodwill and intangibles					4,835
Total assets					417,275
Total liabilities	146,108	154,347	59,053	19,029	378,537
Capital expenditure for 2nd Qtr 2014	20	5	1	39	65
Depreciation for 2nd Qtr 2014	8	3	2	41	54
30 Sept 2013					
Total assets before goodwill and intangibles	70,906	202,892	84,769	38,004	396,571
Goodwill and intangibles					4,802
Total assets					401,373
Total liabilities	139,313	141,774	68,110	15,287	364,484
Capital expenditure for 3rd Qtr 2013	19	8	1	41	69
Depreciation for 3rd Qtr 2013	7	2	2	41	52

Notes:
1/ Non-interest income and profit before tax exclude one-time items.
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments.

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation.

The various business segments are described below:

Consumer Banking/ Wealth Management

Consumer Banking/ Wealth Management provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments, investment and insurance products.

Compared to the previous quarter, total income rose 8% to $763 million. Net interest income increased 10% to $440 million from improved net interest margins and loan volumes. Non-interest income was 5% higher at $323 million from continued growth in investment and insurance product sales. Expenses rose 4% to $490 million as investments to enhance customer experience, marketing and franchise building activities increased. Allowances were little changed at $21 million. Profit before tax was 17% higher at $252 million.

Compared to a year ago, profit before tax was 41% higher. Total income rose 20% as net interest income was 15% higher, while non-interest income rose 27% from continued customer acquisition, better cross-selling and higher cards fees. Expenses rose 13% from increased investments and seasonal marketing campaigns. Total allowances were $4 million lower at $21 million as general allowances fell.

For the nine months, profit before tax was $670 million, 20% higher from a year ago. Total income grew 14% to $2.14 billion. Net interest income increased 11% to $1.23 billion from higher loan and deposit volumes and better deposit margin, while non-interest income rose 18% to $913 million from higher wealth management and cards fees. Expenses rose 11% to $1.40 billion mainly from higher investments, marketing and advertising activities. Total allowances increased 14% to $72 million as specific allowances rose.

Institutional Banking

Institutional Banking provides financial services and products to institutional clients including bank and non-bank financial institutions, government- linked companies, large corporates and small and medium-sized businesses. The business focuses on broadening and deepening customer relationships. Products and services comprise the full range of credit facilities from short term working capital financing to specialized lending. It also provides global transactional services such as cash management, trade finance and securities and fiduciary services; treasury and markets products; corporate finance and advisory banking as well as capital markets solutions.

Compared to the previous quarter, profit before tax was 8% lower at $705 million. Net interest income rose 1% to $820 million and non-interest income increased 12% to $439 million from higher investment banking fees and treasury customer sales. Total income rose 4% to $1.26 billion. Expenses also grew at 4% to $389 million. Allowances more than doubled to $165 million from higher specific allowances.

Compared to a year ago, profit before tax declined 3% as allowances more than doubled from higher specific allowances. Total income rose 10% as fee contribution from investment banking and treasury customer sales rose. Expenses were 13% higher from headcount growth and investments in business capabilities.

For the nine months, profit before tax increased 9% from a year ago to $2.27 billion as total income rose 6% to $3.75 billion. Net interest income increased 8% to $2.40 billion as loans grew 7%. Non-interest income rose 3% as investment banking fees and treasury customer sales were higher. Expenses rose 11% to $1.12 billion. Allowances declined 18% from lower general allowances in line with lower loan growth.

Treasury

Treasury provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primary involved in sales, structuring, market marking and trading across a broad range of financial products including foreign exchange, interest rate, debt, credit, equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking/Wealth Management and Institutional Banking, is reflected in the respective segments. Treasury is also responsible for managing surplus funds.

Compared to the previous quarter, profit before tax was 80% higher at $216 million. Total income rose 44% to $342 million as trading gains from foreign exchange and interest rate activities were higher. Expenses rose 11% to $128 million mainly due to higher staff expenses.

Compared to a year ago, profit before tax doubled. Total income rose 52% as trading gains from foreign exchange and interest rate activities were higher, while expenses increased 6% from higher business related expenses.

For the nine months, profit before tax rose marginally by 1% from a year ago to $493 million. This is mainly contributed by higher trading income outside Singapore. Total income rose 3% to $858 million. Expenses rose 4% to $365 million due to higher business related expenses, partially offset by lower staff expenses.

Income from treasury customer flows is reflected in the Institutional Banking and Consumer Banking/Wealth Management customer segments and not in Treasury. Income from treasury customer flows rose 3% from the previous quarter to $281 million as customer related transactions outside Singapore increased. Compared to a year ago, treasury customer flows increased 23% as customer activities across all business segments rose. For the nine months, income from treasury customer flows was 13% higher at $908 million.

Others

Others encompasses a range of activities from corporate decisions and includes income and expenses not attributed to other business segments, including capital and balance sheet management, funding and liquidity. DBS Vickers Securities and Islamic Bank of Asia are also included in this segment.

PERFORMANCE BY GEOGRAPHY [1/]

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of the World	Total
Selected income items						
3rd Qtr 2014						
Net interest income	1,025	277	149	102	49	1,602
Non-interest income	574	209	83	29	17	912
Total income	1,599	486	232	131	66	2,514
Expenses	655	195	163	76	20	1,109
Allowances for credit and other losses	104	16	26	41	(10)	177
Share of profits of associates and joint venture	1	-	3	2	-	6
Profit before tax	841	275	46	16	56	1,234
Income tax expense	122	49	8	-	14	193
Net profit	686	226	38	16	42	1,008
2nd Qtr 2014						
Net interest income	1,003	253	146	100	55	1,557
Non-interest income	458	173	80	35	10	756
Total income	1,461	426	226	135	65	2,313
Expenses	624	186	151	73	20	1,054
Allowances for credit and other losses	62	1	8	48	9	128
Share of profits of associates and joint venture	6	1	2	42	-	51
Profit before tax	781	240	69	56	36	1,182
Income tax expense	117	40	6	11	6	180
Net profit	631	200	63	45	30	969
3rd Qtr 2013						
Net interest income	880	263	119	94	50	1,406
Non-interest income	395	166	76	76	31	744
Total income	1,275	429	195	170	81	2,150
Expenses	530	179	145	74	21	949
Allowances for credit and other losses	18	61	27	30	15	151
Share of profits of associates and joint venture	4	-	3	10	-	17
Profit before tax	731	189	26	76	45	1,067
Income tax expense	76	30	10	21	15	152
Net profit	603	159	16	54	30	862
9 Mths 2014 [2/]						
Net interest income	2,959	790	449	298	151	4,647
Non-interest income	1,572	628	286	105	40	2,631
Total income	4,531	1,418	735	403	191	7,278
Expenses	1,908	559	454	222	61	3,204
Allowances for credit and other losses	235	21	45	151	4	456
Share of profits of associates and joint venture	12	3	6	49	-	70
Profit before tax	2,400	841	242	79	126	3,688
Income tax expense	356	143	44	6	23	572
Net profit	1,938	698	198	73	103	3,010

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of the World	Total
9 Mths 2013						
Net interest income	2,579	744	324	314	154	4,115
Non-interest income	1,514	683	225	157	82	2,661
Total income	4,093	1,427	549	471	236	6,776
Expenses	1,684	533	396	214	61	2,888
Allowances for credit and other losses	259	143	52	72	93	619
Share of profits of associates and joint venture	11	-	7	48	-	66
Profit before tax	2,161	751	108	233	82	3,335
Income tax expense	253	116	34	56	22	481
Net profit	1,754	635	74	176	60	2,699
Selected balance sheet items						
30 Sept 2014						
Total assets before goodwill and intangibles	277,284	67,234	43,096	17,898	14,036	419,548
Goodwill and intangibles	4,802	33	-	-	-	4,835
Total assets	282,086	67,267	43,096	17,898	14,036	424,383
Non-current assets [3/]	1,944	360	96	35	2	2,437
Gross customer loans	174,626	50,799	21,103	10,812	7,864	265,204
30 Jun 2014						
Total assets before goodwill and intangibles	274,009	63,292	42,322	17,951	14,866	412,440
Goodwill and intangibles	4,802	33	-	-	-	4,835
Total assets	278,811	63,325	42,322	17,951	14,866	417,275
Non-current assets [3/]	1,939	354	98	32	2	2,425
Gross customer loans	172,919	49,434	20,247	10,205	7,953	260,758
30 Sept 2013						
Total assets before goodwill and intangibles	254,682	69,992	41,821	17,046	13,030	396,571
Goodwill and intangibles	4,802	-	-	-	-	4,802
Total assets	259,484	69,992	41,821	17,046	13,030	401,373
Non-current assets [3/]	2,278	349	104	29	3	2,763
Gross customer loans	156,263	52,974	20,079	8,639	7,325	245,280

Notes:
1/ The geographical segment analysis is based on the location where transactions and assets are booked.
2/ Non-interest income and profit exclude one-time items.
3/ Includes interests in associates and joint venture, properties and other fixed assets.

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit rose 9% from the previous quarter to $686 million. Total income was 9% higher at $1.60 billion. Net interest income rose 2% to $1.03 billion from moderate loan growth. Non-interest income was 25% higher at $574 million from higher investment banking fees and net trading income.

Expenses rose 5% to $655 million and profit before allowances was 13% higher at $944 million. Allowances rose 68% to $104 million as higher specific allowances were partially offset by lower general allowances.

Compared to a year ago, net profit rose 14% as total income growth was partially offset by an increase in expenses. Allowances rose from $18 million to $104 million as both specific allowances and general allowances were higher.

For the nine months, net profit rose 10% to $1.94 billion. Total income increased 11% to $4.53 billion from higher loan volumes, increased fee contributions from wealth management, investment banking and cards, partially offset by lower trading income.

Expenses were 13% higher at $1.91 billion. Allowances fell 9% as lower general allowances were partially offset by higher specific allowances.

Hong Kong

Currency effects were minimal compared to the previous quarter and a year ago.

Net profit rose 13% from the previous quarter to $226 million as total income grew 14% to $486 million.

Net interest income was 9% higher at $277 million mainly from a 12 basis point increase in net interest margin to 1.60% as the loan mix continued to shift from trade to corporate loans. In addition, a credit card joint venture which was previously equity-accounted for, was consolidated following the acquisition of the remaining 50% stake.

Loans grew 1% while short-term deposits from a corporate transaction contributed to a 9% increase in deposits on a constant exchange basis.

Non-interest income grew 21% to $209 million from higher treasury customer flows and trading income. Fee income was boosted by higher contributions from investment banking and cards.

Expenses rose 5% to $195 million as staff costs were higher. Allowances rose to $16 million from $1 million in the previous quarter as there was a lower write-back of general allowances while specific allowances were higher.

Compared to a year ago, net profit was 42% higher as total income rose 13%. Net interest income increased 5% mainly from higher net interest margin, which rose seven basis points. Non-interest income rose 26% from broad-based fee income growth led by wealth management, cards and investment banking. Treasury customer flows and trading income were also higher. Expenses rose 9%, while allowances declined 74% from a write-back of general allowances, partially offset by higher specific allowances.

For the nine months, net profit was 10% higher at $698 million. Total income was little changed at $1.42 billion. Net interest income rose 6% to $790 million as average loan volumes and net interest margin were higher. Non-interest income fell 8% to $628 million as a broad-based increase in fee income was more than offset by lower trading income and treasury customer flows. Expenses were 5% higher at $559 million while allowances declined to $21 million from $143 million from a write-back of general allowances.

Other countries

Net profit for Rest of Greater China fell 40% from the previous quarter to $38 million. Net interest income rose 2% to $149 million from higher loan volumes and net interest margin. Non-interest income rose 4% to $83 million due to higher fee income and income from treasury customer flows, partially offset by lower trading income. Expenses increased 8% to $163 million while total allowances rose to $26 million from $8 million in the previous quarter as both specific and general allowances were higher.

Compared to a year ago, net profit more than doubled. Net interest income rose 25% from higher net interest margin and loan volumes, while non-interest income was 9% higher. Total income rose 19% while expenses rose at a slower pace of 12%, and allowances were little changed.

For the nine months, net profit rose to $198 million from $74 million a year ago. Total income was 34% higher at $735 million as both net interest and non-interest income rose. Expenses were 15% higher at $454 million. Allowances declined 13% to $45 million due to lower general allowances.

Net profit for South and South-east Asia declined 64% to $16 million from the previous quarter as there had been a divestment gain of $39 million from an associate in the previous quarter. Total income declined 3%. Non-interest income fell 17% to $29 million as income from treasury customer flows and trading income were lower, while net interest income rose 2% to $102 million from higher loan volumes. Expenses were marginally higher at $76 million. Total allowances fell 15% to $41 million as general allowances were lower.

Compared to a year ago, net profit was 70% lower as non-interest income declined 62% offsetting a 9% rise in net interest income. Allowances rose 37%, while expenses were marginally higher.

For the nine months, net profit fell 59% to $73 million. Total income was 14% lower at $403 million, while expenses were 4% higher at $222 million. Allowances more than doubled to $151 million from $72 million due to higher specific allowances.

Net profit for Rest of the World rose 40% to $42 million. Total income was little changed at $66 million as net interest income fell 11%, partially offset by higher non-interest income which rose 70% to $17 million from higher loan-related fee and trading income. Expenses were unchanged at $20 milion. Allowances declined from $9 million to a net write-back of $10 million as both specific and general allowances were written back.

Compared to a year ago, total income declined 19% while expenses fell marginally. Total allowances were lower from net write-backs in specific and general allowances.

For the nine months, net profit rose 72% to $103 million. Total income fell 19% to $191 million as non-interest income declined from lower trading income, while expenses were stable. Allowances fell to $4 million from $93 million due mainly to lower specific allowances.

CUSTOMER LOANS

($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
Gross	265,204	260,758	252,181	245,280
Less:				
Specific allowances	1,008	937	1,129	1,197
General allowances	2,515	2,466	2,398	2,360
Net total	261,681	257,355	248,654	241,723
By business unit				
Consumer Banking/ Wealth Management	77,146	76,373	70,995	68,838
Institutional Banking	186,117	181,991	178,609	173,489
Others	1,941	2,394	2,577	2,953
Total (Gross)	265,204	260,758	252,181	245,280
By geography [1/]				
Singapore	125,148	123,410	119,463	116,333
Hong Kong	46,848	44,919	41,418	40,093
Rest of Greater China	49,097	48,656	47,910	46,463
South and South-east Asia	23,573	23,303	23,004	21,628
Rest of the World	20,538	20,470	20,386	20,763
Total (Gross)	265,204	260,758	252,181	245,280
By industry				
Manufacturing	32,907	31,487	30,034	30,023
Building and construction	45,450	44,790	43,016	42,089
Housing loans	51,752	50,816	49,147	48,263
General commerce	55,368	54,826	51,803	52,196
Transportation, storage & communications	22,204	21,475	21,265	19,743
Financial institutions, investment & holding companies	14,203	14,475	11,013	10,527
Professionals & private individuals (excluding housing loans)	21,374	21,727	19,180	18,230
Others	21,946	21,162	26,723	24,209
Total (Gross)	265,204	260,758	252,181	245,280
By currency				
Singapore dollar	106,466	104,169	101,456	98,663
US dollar	91,184	90,045	84,998	82,354
Hong Kong dollar	30,654	29,968	29,463	29,660
Chinese Yuan	17,672	17,116	18,401	17,587
Others	19,228	19,460	17,863	17,016
Total (Gross)	265,204	260,758	252,181	245,280

Note:
1/ Loans by geography are classified according to the country of incorporation of the borrower, or the issuing bank in the case of bank backed export financing.

Gross customer loans rose 2% from the previous quarter to $265 billion, with Singapore-dollar consumer and corporate loans leading the increase.

Gross loans were 8% higher than a year ago, with the expansion led by corporate and secured consumer loans.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE

	30 Sept 2014			30 Jun 2014			31 Dec 2013			30 Sept 2013		
By business unit	**NPA ($m)**	**NPL (% of loans)**	**SP ($m)**	**NPA ($m)**	**NPL (% of loans)**	**SP ($m)**	**NPA ($m)**	**NPL (% of loans)**	**SP ($m)**	**NPA ($m)**	**NPL (% of loans)**	**SP ($m)**
Consumer Banking/ Wealth Management	266	0.3	57	296	0.4	75	293	0.4	73	300	0.4	70
Institutional Banking and Others	2,159	1.1	951	2,021	1.1	862	2,589	1.4	1,056	2,638	1.5	1,244
Total non-performing loans (NPL)	2,425	0.9	1,008	2,317	0.9	937	2,882	1.1	1,129	2,938	1.2	1,314
Debt securities	8	-	3	9	-	3	9	-	3	9	-	3
Contingent liabilities & others	92	-	53	104	-	47	105	-	50	107	-	48
Total non-performing assets (NPA)	2,525	-	1,064	2,430	-	987	2,996	-	1,182	3,054	-	1,365
By geography												
Singapore	414	0.3	125	422	0.3	129	435	0.4	109	492	0.4	152
Hong Kong	251	0.5	106	223	0.5	103	233	0.6	117	266	0.7	123
Rest of Greater China	318	0.6	133	289	0.6	147	282	0.6	146	286	0.6	154
South and South-east Asia	944	4.0	431	819	3.5	326	587	2.6	195	425	2.0	202
Rest of the World	498	2.4	213	564	2.8	232	1,345	6.6	562	1,469	7.1	683
Total non-performing loans	2,425	0.9	1,008	2,317	0.9	937	2,882	1.1	1,129	2,938	1.2	1,314
Debt securities	8	-	3	9	-	3	9	-	3	9	-	3
Contingent liabilities & others	92	-	53	104	-	47	105	-	50	107	-	48
Total non-performing assets (NPA)	2,525	-	1,064	2,430	-	987	2,996	-	1,182	3,054	-	1,365
Loss Allowance Coverage												
Specific allowances			1,064			987			1,182			1,365
General allowances			2,974			2,942			2,865			2,800
Total Allowances			4,038			3,929			4,047			4,165
Total Allowances/ NPA			160%			162%			135%			136%
Total Allowances/ unsecured NPA			324%			321%			204%			192%

By industry ($m)	30 Sept 2014		30 Jun 2014		31 Dec 2013		30 Sept 2013	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Manufacturing	622	304	544	256	488	240	526	319
Building and construction	440	171	382	135	226	42	122	50
Housing loans	110	8	110	9	112	9	119	11
General commerce	408	132	387	135	397	142	424	153
Transportation, storage & communications	336	147	331	131	1,145	465	1,211	527
Financial institutions, investment & holding companies	139	122	251	160	265	146	301	175
Professionals & private individuals (excluding housing loans)	161	52	157	50	155	48	156	46
Others	209	72	155	61	94	37	79	33
Total non-performing loans	2,425	1,008	2,317	937	2,882	1,129	2,938	1,314
Debt securities	8	3	9	3	9	3	9	3
Contingent liabilities & others	92	53	104	47	105	50	107	48
Total non-performing assets	2,525	1,064	2,430	987	2,996	1,182	3,054	1,365

By loan classification ($m)	30 Sept 2014		30 Jun 2014		31 Dec 2013		30 Sept 2013	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Non-performing assets								
Substandard	1,599	243	1,515	217	1,981	306	1,846	305
Doubtful	701	596	686	541	753	614	863	715
Loss	225	225	229	229	262	262	345	345
Total	2,525	1,064	2,430	987	2,996	1,182	3,054	1,365
Restructured assets								
Substandard	299	38	319	35	878	168	907	186
Doubtful	126	116	122	113	343	326	360	337
Loss	43	43	50	50	56	56	74	74
Total	468	197	491	198	1,277	550	1,341	597

By collateral type ($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
	NPA	NPA	NPA	NPA
Unsecured non-performing assets	1,247	1,224	1,986	2,167
Secured non-performing assets by collateral type				
Properties	434	375	351	377
Shares and debentures	415	398	323	228
Fixed deposits	16	13	33	35
Others	413	420	303	247
Total	2,525	2,430	2,996	3,054

By period overdue

($m)	30 Sept 2014 NPA	30 Jun 2014 NPA	31 Dec 2013 NPA	30 Sept 2013 NPA
Not overdue	405	517	1,281	1,292
<90 days overdue	368	246	275	232
91-180 days overdue	325	254	272	304
>180 days overdue	1,427	1,413	1,168	1,226
Total	2,525	2,430	2,996	3,054

Non-performing assets increased slightly from the previous quarter to $2.53 billion. The non-performing loans ratio was unchanged at 0.9%.

Allowance coverage was at 160% of non-performing assets and 324% if collateral was considered.

CUSTOMER DEPOSITS

($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
By currency and product				
Singapore dollar	137,256	135,961	134,758	136,024
Fixed deposits	17,880	15,294	17,079	18,984
Savings accounts	99,262	100,011	97,022	95,416
Current accounts	20,027	20,634	20,616	20,696
Others	87	22	41	928
US dollar	88,016	85,417	75,023	71,843
Fixed deposits	53,462	52,551	43,172	39,899
Savings accounts	7,873	5,058	5,858	5,991
Current accounts	21,910	21,665	18,616	17,644
Others	4,771	6,143	7,377	8,309
Hong Kong dollar	29,499	27,964	29,840	29,544
Fixed deposits	17,925	16,593	18,964	18,770
Savings accounts	6,544	6,816	6,437	6,495
Current accounts	4,541	4,135	3,993	4,016
Others	489	420	446	263
Chinese Yuan	18,952	19,246	22,647	17,977
Fixed deposits	16,527	17,088	20,737	15,827
Savings accounts	1,013	751	701	645
Current accounts	1,358	1,359	1,167	844
Others	54	48	42	661
Others	31,259	30,811	30,097	29,101
Fixed deposits	23,827	23,546	22,548	22,152
Savings accounts	2,432	2,230	2,411	2,234
Current accounts	4,043	4,196	4,417	3,911
Others	957	839	721	804
Total	304,982	299,399	292,365	284,489
Fixed deposits	129,621	125,072	122,500	115,632
Savings accounts	117,124	114,866	112,429	110,781
Current accounts	51,879	51,989	48,809	47,111
Others	6,358	7,472	8,627	10,965

Customer deposits rose 2% from the previous quarter to $305 billion, with US and Singapore dollar deposits accounting for the rise.

Compared to a year ago, customer deposits rose 7%, in line with loan growth. The deposit growth was led by Singapore dollar savings deposits and US dollar deposits.

DEBTS ISSUED

($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
Subordinated term debts	5,545	5,506	5,544	5,528
Senior medium term notes	10,666	7,480	5,635	4,864
Commercial papers	13,899	13,596	12,142	15,976
Negotiable certificates of deposit	1,119	1,465	1,235	1,122
Other debt securities	5,253	4,822	4,103	4,300
Total	36,482	32,869	28,659	31,790
Due within 1 year	23,892	20,524	17,108	17,976
Due after 1 year	12,590	12,345	11,551	13,814
Total	36,482	32,869	28,659	31,790

VALUE AT RISK AND TRADING INCOME

The Group's market risk appetite framework leverages on the Tail Value-at-Risk (TVaR) metric to monitor and limit market risk exposures. TVaR, or more commonly referenced as Expected Shortfall, is calculated using the historical simulation value-at-risk (VaR) approach and averaging the losses beyond the 95% confidence interval, over a one-day holding period.

The following table shows for Treasury's trading portfolios at period-end, average, high and low diversified TVaR.

		1 Oct 2013 to 30 Sept 2014		
($m)	**As at 30 Sept 2014**	**Average**	**High**	**Low**
Total	12	12	19	7

Treasury's trading portfolio experienced two back-testing exceptions from 1 October 2013 to 30 September 2014 compared with none in the corresponding prior period. The exceptions occurred in February and September.

The chart below provides the histogram of TVaR for the Group's trading book for the period from 1 October 2013 to 30 September 2014.


DBSH Group TVaR for Treasury Trading Book
90
80
70
60
50
40
30
20
10
0
No. of Days
<=9
>9-11
>11-13
>13-15
>15-17
>17
VaR (S$ million)

The chart below shows the frequency distribution of daily trading income of Treasury & Markets Group for the period from 1 October 2013 to 30 September 2014.


DBSH Group P&L for Treasury Trading Book
(1 Oct 13 to 30 Sep 14)
120
100
80
60
40
20
0
No. of Days
>(15)-(10)
>(10)-(5)
>(5)-0
>0-5
>5-10
>10-15
>15-20
>20-25
>25
Trading Income (S$ million)

CAPITAL ADEQUACY

($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
Share capital	10,112	9,865	9,607	9,606
Disclosed reserves and others	25,876	25,587	23,918	23,120
Total regulatory adjustments to Common Equity Tier 1	(1,013)	(1,005)	(1)	-
Regulatory adjustments due to insufficient Additional Tier 1 capital	(883)	(847)	(876)	(1,289)
Common Equity Tier 1	34,092	33,600	32,648	31,437
Additional Tier 1 capital instruments[1/]	3,169	3,170	4,144	3,746
Total regulatory adjustments to Additional Tier 1 capital	(3,169)	(3,170)	(4,144)	(3,746)
Tier 1 capital	34,092	33,600	32,648	31,437
Provisions eligible as Tier 2 capital	1,280	1,263	1,217	1,267
Tier 2 capital instruments[1/]	4,282	4,281	4,955	4,955
Total regulatory adjustments to Tier 2 capital	(1)	(1)	(1)	(1)
Total capital	39,653	39,143	38,819	37,658
Risk-Weighted Assets ("RWA")				
Credit RWA	195,457	191,642	188,124	189,307
Market RWA	43,254	42,601	35,092	32,066
Operational RWA	15,730	15,400	14,865	14,740
Total RWA	254,441	249,643	238,081	236,113
Capital Adequacy Ratio ("CAR") (%)				
Common Equity Tier 1	13.4	13.5	13.7	13.3
Tier 1	13.4	13.5	13.7	13.3
Total	15.6	15.7	16.3	15.9
Pro forma Common Equity Tier 1 under final rules effective 1 Jan 2018	12.1	12.2	11.9	11.7
Minimum CAR (%)				
Common Equity Tier 1	5.5	5.5	4.5	4.5
Tier 1	7.0	7.0	6.0	6.0
Total	10.0	10.0	10.0	10.0

Note:
1/ As part of the Basel III transition arrangements, regulatory capital recognition of outstanding Tier 1 and Tier 2 capital instruments that no longer meet the minimum criteria is gradually being phased out. Fixing the base at the nominal amount of such instruments outstanding on 1 Jan 2013, their recognition was capped at 90% in 2013, with this cap decreasing by 10 percentage points in each subsequent year. To the extent a capital instrument is redeemed or amortised after 1 Jan 2013, the nominal amount serving as the base will not be reduced.

Compared to to the previous quarter, the Common Equity Tier 1 ratio declined marginally by 0.1% due to higher RWA, but mitigated by higher retained earnings. Likewise, the Common Equity Tier 1 ratio based on final rules effective 1 January 2018 declined by 0.1% points from the previous quarter to 12.1%.

ADDITIONAL PILLAR 3 DISCLOSURES

The Composition of Capital and Main Features of Capital Instruments disclosures required pursuant to the Monetary Authority of Singapore's Notice to Banks No. 637 "Notice on Risk Based Capital Adequacy Requirements for Banks incorporated in Singapore" ("Notice 637") are published in the Financial Results, Supplements, and Regulatory Disclosures section of the Group website: (http://www.dbs.com/investor/financial-performance/default.page).

CAPITAL ADEQUACY OF SIGNIFICANT BANKING SUBSIDIARIES

The capital adequacy ratios of each banking subsidiary are calculated in accordance with the regulatory requirements applicable in the country of incorporation, using the approaches available under those requirements. DBS Bank (Hong Kong) Limited and DBS Bank (China) Limited are deemed to be significant banking subsidiaries for the purposes of Pillar 3 disclosures under Notice 637 paragraph 11.3.7.

	30 Sept 2014			
		CAR (%)		
($m)	Total risk-weighted assets	Common Equity Tier 1	Tier 1	Total
DBS Bank (Hong Kong) Limited	34,502	14.1	14.1	16.2
DBS Bank (China) Limited	15,470	11.7	11.7	12.1

UNREALISED VALUATION SURPLUS

($m)	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
Properties 1/	798	788	686	614
Investment securities classified as loans and receivables and held to maturity 2/	148	167	73	189
Total	946	955	759	803

Notes:
1/ Stated at cost less accumulated depreciation and impairment losses in the balance sheet
2/ Stated at cost less impairment losses in the balance sheet

The amount of unrealised valuation surplus declined slightly from $955 million in the previous quarter to $946 million mainly due to lower valuation for investment securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	3rd Qtr 2014	3rd Qtr 2013	+/(-) %	2nd Qtr 2014	+/(-) %	9 Mths 2014	9 Mths 2013	+/(-) %
Income								
Interest income	**2,266**	2,006	13	2,218	2	**6,613**	5,901	12
Interest expense	**664**	600	11	661	-	**1,966**	1,786	10
Net interest income	**1,602**	1,406	14	1,557	3	**4,647**	4,115	13
Net fee and commission income	**555**	462	20	503	10	**1,568**	1,446	8
Net trading income	**271**	188	44	176	54	**809**	932	(13)
Net income from investment securities	**74**	83	(11)	62	19	**174**	194	(10)
Other income	**12**	11	9	15	(20)	**278**	89	>100
Total income	**2,514**	2,150	17	2,313	9	**7,476**	6,776	10
Expenses								
Employee benefits	**573**	511	12	554	3	**1,684**	1,538	9
Other expenses	**536**	438	22	500	7	**1,520**	1,350	13
Allowances for credit and other losses	**177**	151	17	128	38	**456**	619	(26)
Total expenses	**1,286**	1,100	17	1,182	9	**3,660**	3,507	4
Operating profit after allowances	**1,228**	1,050	17	1,131	9	**3,816**	3,269	17
Share of profits of associates and joint venture	**6**	17	(65)	51	(88)	**70**	66	6
Profit before tax	**1,234**	1,067	16	1,182	4	**3,886**	3,335	17
Income tax expense	**193**	152	27	180	7	**572**	481	19
Net profit	**1,041**	915	14	1,002	4	**3,314**	2,854	16
Attributable to:								
Shareholders	**1,008**	862	17	969	4	**3,208**	2,699	19
Non-controlling interests	**33**	53	(38)	33	-	**106**	155	(32)
	1,041	915	14	1,002	4	**3,314**	2,854	16

Unaudited Consolidated Statement of Comprehensive Income

In $ millions	3rd Qtr 2014	3rd Qtr 2013	+/(-) %	2nd Qtr 2014	+/(-) %	9 Mths 2014	9 Mths 2013	+/(-) %
Net profit	**1,041**	915	14	1,002	4	**3,314**	2,854	16
Other comprehensive income [1/]:								
Foreign currency translation differences for foreign operations	**33**	(115)	NM	(26)	NM	**30**	(107)	NM
Share of other comprehensive income of associates and joint venture	**3**	(11)	NM	(8)	NM	**8**	(4)	NM
Available-for-sale financial assets and others								
Net valuation taken to equity	**5**	75	(93)	226	(98)	**364**	(443)	NM
Transferred to income statement	**(61)**	(37)	(65)	(34)	(79)	**(118)**	(109)	(8)
Tax on items taken directly to or transferred from equity	**2**	(5)	NM	(11)	NM	**(11)**	30	NM
Other comprehensive income, net of tax	**(18)**	(93)	81	147	NM	**273**	(633)	NM
Total comprehensive income	**1,023**	822	24	1,149	(11)	**3,587**	2,221	62
Attributable to:								
Shareholders	**986**	772	28	1,118	(12)	**3,479**	2,063	69
Non-controlling interests	**37**	50	(26)	31	19	**108**	158	(32)
	1,023	822	24	1,149	(11)	**3,587**	2,221	62

Notes:
1/ Items recorded in "Other Comprehensive Income" above will be reclassified subsequently to the income statement when specific conditions are met e.g. when foreign operations or available-for-sale financial assets are disposed.
NM Not Meaningful

Unaudited Balance Sheets

In $ millions	GROUP 30 Sept 2014	GROUP 30 Jun 2014	GROUP 31 Dec 2013 [1/]	GROUP 30 Sept 2013	COMPANY 30 Sept 2014	COMPANY 30 Jun 2014	COMPANY 31 Dec 2013 [1/]	COMPANY 30 Sept 2013
ASSETS								
Cash and balances with central banks	**19,656**	15,195	18,726	19,926				
Government securities and treasury bills	**32,948**	32,438	27,497	31,097				
Due from banks	**38,686**	42,805	39,817	40,616				
Derivatives	**14,114**	14,723	17,426	17,203				
Bank and corporate securities	**37,667**	36,496	33,546	31,431				
Loans and advances to customers	**261,681**	257,355	248,654	241,723				
Other assets	**12,359**	11,003	8,925	11,812				
Associates and joint venture	**998**	995	1,166	1,327				
Subsidiaries	**-**	-	-	-	**13,884**	12,487	12,547	11,724
Properties and other fixed assets	**1,439**	1,430	1,449	1,436				
Goodwill and intangibles	**4,835**	4,835	4,802	4,802				
TOTAL ASSETS	**424,383**	417,275	402,008	401,373	**13,884**	12,487	12,547	11,724
LIABILITIES								
Due to banks	**12,518**	15,776	13,572	14,410				
Deposits and balances from customers	**304,982**	299,399	292,365	284,489				
Derivatives	**15,669**	15,034	18,132	17,101				
Other liabilities	**15,459**	15,459	11,594	16,694	**11**	4	11	10
Other debt securities	**30,937**	27,363	23,115	26,262	**1,592**	-	-	-
Subordinated term debts	**5,545**	5,506	5,544	5,528				
TOTAL LIABILITIES	**385,110**	378,537	364,322	364,484	**1,603**	4	11	10
NET ASSETS	**39,273**	38,738	37,686	36,889	**12,281**	12,483	12,536	11,714
EQUITY								
Share capital	**10,170**	9,922	9,676	9,675	**10,193**	9,946	9,704	9,703
Other equity instruments	**803**	803	803	-	**803**	803	803	-
Other reserves	**6,756**	6,755	6,492	6,609	**129**	106	136	117
Revenue reserves	**19,021**	18,708	17,262	16,289	**1,156**	1,628	1,893	1,894
SHAREHOLDERS' FUNDS	**36,750**	36,188	34,233	32,573	**12,281**	12,483	12,536	11,714
Non-controlling interests	**2,523**	2,550	3,453	4,316				
TOTAL EQUITY	**39,273**	38,738	37,686	36,889	**12,281**	12,483	12,536	11,714
OTHER INFORMATION								
Net book value per share ($)								
(i) Basic	**14.46**	14.32	13.61	13.26	**4.57**	4.68	4.73	4.72
(ii) Diluted	**14.36**	14.21	13.51	13.16	**4.59**	4.69	4.74	4.74

Note:
1/ Audited

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Share Capital	Other equity instruments	Other reserves	Revenue reserves	Total	Non-controlling interests	Total equity
Balance at 1 January 2014	9,676	803	6,492	17,262	34,233	3,453	37,686
Purchase of treasury shares	(79)				(79)		(79)
Draw-down of reserves upon vesting of performance shares	68		(68)		-		-
Issue of shares upon exercise of share options	13				13		13
Reclassification of reserves upon exercise of share options	3		(3)		-		-
Issuance of new shares pursuant to Scrip Dividend Scheme	489				489		489
Cost of share-based payments			64		64		64
Redemption of preference shares of a subsidiary					-	(895)	(895)
Dividends paid to shareholders [1/]				(1,449)	(1,449)		(1,449)
Dividends paid to non-controlling interests					-	(79)	(79)
Change in non-controlling interests					-	(64)	(64)
Total comprehensive income			271	3,208	3,479	108	3,587
Balance at 30 Sept 2014	10,170	803	6,756	19,021	36,750	2,523	39,273
Balance at 1 January 2013	9,542	-	7,229	14,966	31,737	4,261	35,998
Purchase of treasury shares	(28)				(28)		(28)
Draw-down of reserves upon vesting of performance shares	37		(37)		-		-
Issue of shares upon exercise of share options	17				17		17
Reclassification of reserves upon exercise of share options	4		(4)		-		-
Issuance of new shares pursuant to Scrip Dividend Scheme	103				103		103
Cost of share-based payments			57		57		57
Dividends paid to shareholders [1/]				(1,376)	(1,376)		(1,376)
Dividends paid to non-controlling interests					-	(103)	(103)
Total comprehensive income			(636)	2,699	2,063	158	2,221
Balance at 30 Sept 2013	9,675	-	6,609	16,289	32,573	4,316	36,889

Note:
1/ Includes distributions paid on preference shares and capital securities classified as equity

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Share capital	Other equity instruments	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2014	9,704	803	136	1,893	12,536
Purchase of treasury shares	(79)				(79)
Transfer of treasury shares	63				63
Draw-down of reserves upon vesting of performance shares			(68)		(68)
Issue of shares upon exercise of share options	13				13
Reclassification of reserves upon exercise of share options	3		(3)		-
Cost of share-based payments			64		64
Issuance of new shares pursuant to Scrip Dividend Scheme	489				489
Dividends paid to shareholders [1/]				(1,450)	(1,450)
Total comprehensive income				713	713
Balance at 30 Sept 2014	**10,193**	**803**	**129**	**1,156**	**12,281**
Balance at 1 January 2013	9,574	-	101	1,476	11,151
Purchase of treasury shares	(28)				(28)
Transfer of treasury shares	33				33
Draw-down of reserves upon vesting of performance shares			(37)		(37)
Issue of shares upon exercise of share options	17				17
Reclassification of reserves upon exercise of share options	4		(4)		-
Cost of share-based payments			57		57
Issuance of new shares pursuant to Scrip Dividend Scheme	103				103
Dividends paid to shareholders [1/]				(1,376)	(1,376)
Total comprehensive income				1,794	1,794
Balance at 30 Sept 2013	9,703	-	117	1,894	11,714

Note:
1/ Includes distributions paid on preference shares and capital securities classified as equity

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Cash Flow Statement

In $ millions	9 Mths 2014	9 Mths 2013
Cash flows from operating activities		
Net profit	**3,314**	2,854
Adjustments for non-cash items:		
Allowances for credit and other losses	**456**	619
Depreciation of properties and other fixed assets	**162**	160
Share of profits of associates and joint venture	**(70)**	(66)
Net gain on disposal (net of write-off) of properties and other fixed assets	**(43)**	(44)
Net income from investment securities	**(174)**	(194)
Net gain on disposal of associate	**(223)**	-
Income tax expense	**572**	481
Fair value gain on acquisition of interest in joint venture	**(3)**	-
Profit before changes in operating assets & liabilities	**3,991**	3,810
Increase/(Decrease) in:		
Due to banks	**(1,054)**	(941)
Deposits and balances from customers	**12,617**	31,025
Other liabilities	**1,735**	4,395
Other debt securities and borrowings	**7,656**	12,767
(Increase)/Decrease in:		
Restricted balances with central banks	**264**	(890)
Government securities and treasury bills	**(5,349)**	5,359
Due from banks	**1,131**	(11,210)
Loans and advances to customers	**(13,464)**	(31,800)
Bank and corporate securities	**(3,828)**	(5,833)
Other assets	**(385)**	(3,525)
Tax paid	**(404)**	(340)
Net cash generated from operating activities (1)	**2,910**	2,817
Cash flows from investing activities		
Dividends from associates	**83**	36
Purchase of properties and other fixed assets	**(171)**	(155)
Proceeds from disposal of properties and other fixed assets	**61**	61
Proceeds from disposal of interest in associates	**435**	-
Acquisition of interest in associate and joint venture	**(88)**	(2)
Net cash generated from/(used in) investing activities (2)	**320**	(60)
Cash flows from financing activities		
Increase in share capital	**502**	124
Purchase of treasury shares	**(79)**	(28)
Dividends paid to non-controlling interests	**(79)**	(103)
Dividends paid to shareholders of the Company	**(1,449)**	(1,376)
Redemption of preference shares of a subsidiary	**(895)**	-
Change in non-controlling interests	**(64)**	-
Net cash used in financing activities (3)	**(2,064)**	(1,383)
Exchange translation adjustments (4)	**28**	(110)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**1,194**	1,264
Cash and cash equivalents at 1 January	**10,949**	10,993
Cash and cash equivalents at 30 September	**12,143**	12,257

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares is as follows:

	Number of shares	
Ordinary shares	**2014**	**2013**
Balance at 1 January	2,449,724,042	2,442,028,426
Shares issued pursuant to Scrip Dividend Scheme	14,429,211	3,654,789
Shares issued on exercise of share options pursuant to the DBSH Share Option Plan	990,201	1,577,827
As at 30 June	2,465,143,454	2,447,261,042
Shares issued pursuant to Scrip Dividend Scheme	13,921,750	2,341,561
Shares issued on exercise of share options pursuant to the DBSH Share Option Plan	20,030	22,796
Balance at 30 September [a]	2,479,085,234	2,449,625,399
Treasury shares held by DBSH		
Balance at 1 January	4,644,000	5,344,000
Shares transferred to trust holding shares pursuant to DBSH Share Plan / DBSH Employee Share Plan	(4,462,000)	(2,500,000)
Purchase of treasury shares	4,927,000	1,300,000
As at 30 June	5,109,000	4,144,000
Purchase of Treasury Shares	-	500,000
Balance at 30 September [b]	5,109,000	4,644,000
Ordinary shares net of treasury shares [a] – [b]	2,473,976,234	2,444,981,399

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share options are as follows:

(Number)	**30 Sept 2014**	**30 Sept 2013**
Conversion of non-voting redeemable CPS	30,011,421	30,011,421
Exercise of share options	397,631	1,537,986
Weighted average number of shares for 9 Mths [1/]		
- ordinary shares	2,450,820,133	2,439,927,040
- fully diluted	2,480,931,429	2,470,263,113

[1/] Net of treasury shares held by DBSH.

The fully diluted shares took into account the effect of a full conversion of non-voting redeemable convertible preference shares and the exercise of all outstanding share options granted to employees when such shares would be issued at a price lower than the average share price during the period.

INTERESTED PERSON TRANSACTIONS

Pursuant to Rule 920(1) of the SGX Listing Manual, DBSH has not obtained a general mandate from shareholders for Interested Person Transactions.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

The interim financial information should be read in conjunction with the audited financial statements included in the Group's Annual Report 2013.

1. Fair Value of Financial Instruments

The valuation process and fair value hierarchy policies applied for the current financial period are consistent with those disclosed for the financial year ended 31 December 2013.

Portfolio Measurement

Portfolios of financial assets and liabilities are revalued on the basis of market mid prices, with adjustment to reflect the cost of closing out the net positions, per location, by accounting classification.

Fair Value Hierarchy
Our principles remain unchanged from 2013. Please refer to our 2013 Annual Report for further guidance.

The following table presents assets and liabilities measured at fair value according to the fair value hierarchy:

30 Sept 2014	The Group			
In $ millions	Level 1	Level 2	Level 3	Total
Assets				
Financial assets at fair value through profit or loss				
- Singapore Government securities and treasury bills	1,672	-	-	1,672
- Other government securities and treasury bills	5,520	2,255	-	7,775
- Bank and corporate debt securities	7,081	3,710	678	11,469
- Equity securities	762	12	-	774
- Other financial assets	-	7,012	-	7,012
Available-for-sale financial assets				
- Singapore Government securities and treasury bills	7,545	-	-	7,545
- Other government securities and treasury bills	14,087	669	-	14,756
- Bank and corporate debt securities	9,259	1,829	26	11,114
- Equity securities [(a)]	1,040	1	118	1,159
- Other financial assets	-	4,838	-	4,838
Derivatives	73	14,010	31	14,114
Liabilities				
Financial liabilities at fair value through profit or loss				
- Other debt securities	-	4,757	8	4,765
- Other financial liabilities	2,707	2,128	-	4,835
Derivatives	123	15,408	138	15,669

Note:
(a) Excludes unquoted equities stated at cost of $271 million.

31 Dec 2013 In $ millions	The Group Level 1	Level 2	Level 3	Total
Assets				
Financial assets at fair value through profit or loss				
- Singapore Government securities and treasury bills	2,013	-	-	2,013
- Other government securities and treasury bills	4,207	-	-	4,207
- Bank and corporate debt securities	6,808	857	539	8,204
- Equity securities	437	147	-	584
- Other financial assets	-	3,258	-	3,258
Available-for-sale financial assets				
- Singapore Government securities and treasury bills	7,332	-	-	7,332
- Other government securities and treasury bills	13,297	60	-	13,357
- Bank and corporate debt securities	8,982	2,543	26	11,551
- Equity securities [(a)]	889	2	131	1,022
- Other financial assets	253	5,381	-	5,634
Derivatives	50	17,355	21	17,426
Liabilities				
Financial liabilities at fair value through profit or loss				
- Other debt securities	-	3,595	21	3,616
- Other financial liabilities	1,353	2,025	-	3,378
Derivatives	40	18,041	51	18,132

Note:
(a) Excludes unquoted equities stated at cost of $278 million.

The following table presents the changes in Level 3 instruments for the financial period ended:

In $ millions	Balance at 1 January	Fair value gains or losses Profit or loss	Other comprehensive income	Purchases	Issues	Settlements	Transfers in	Transfers out	Balance at 30 September
2014									
Assets									
Financial assets at fair value through profit or loss									
- Bank and corporate debt securities	539	46	-	146	-	(101)	48	-	678
Available-for-sale financial assets									
- Bank and corporate debt securities	26	-	-	-	-	-	-	-	26
- Equity securities	131	12	(15)	-	-	(10)	-	-	118
Derivatives	21	(9)	-	12	-	(5)	18	(6)	31
Total	717	49	(15)	158	-	(116)	66	(6)	853
Liabilities									
Financial liabilities at fair value through profit or loss									
- Other debt securities	21	-	-	-	-	(13)	-	-	8
Derivatives	51	46	-	17	-	-	24	-	138
Total	72	46	-	17	-	(13)	24	-	146

Economic hedges entered into for Level 2 exposures may be classified within a different category (i.e. Level 1) and similarly, hedges entered for Level 3 exposures may be classified within a different category (i.e. Level 1 and/or Level 2). The effects are presented gross in the table.

During the period, the Group transferred financial assets and liabilities from Level 1 to Level 2 due to reduced market activity and from Level 2 to Level 1 arising from increased market activity.

Gain and losses on Level 3 financial assets and liabilities measured at fair value

In $ millions	Category reported in the Income Statement		
9 Mths 2014	**Net trading Income**	**Net income from investment securities**	**Total**
Total gains/ (losses) for the period included in income Statement	(9)	12	3
Of Which:			
Change in unrealised gains or losses for the period included in income statement for assets held at the end of the reporting period	(9)	-	(9)

Fair value gains or losses taken to Other Comprehensive Income are reported in the Statement of Comprehensive Income as "Net valuation taken to equity".

Effect of changes in significant unobservable input to reflect reasonably possible alternatives

The principles for estimating the significance of unobservable parameters remain unchanged from 2013. Please refer to our 2013 Annual Report for further guidance.

In $ millions 30 Sept 2014	Fair Value	Classification	Valuation technique	Unobservable Input
Assets				
Bank and corporate debt securities	678	FVPL [(a)]	Discounted Cash Flows	Credit spreads
Bank and corporate debt securities	26	AFS [(b)]	Discounted Cash Flows	Credit spreads
Equity securities (Unquoted)	118	AFS [(b)]	Net Asset Value	Net asset value of securities
Derivatives	31	FVPL [(a)]	CDS models / Option & interest rate pricing model	Credit spreads / Correlations/ Basis Volatility
Total	853			
Liabilities				
Other debt securities	8	FVPL [(a)]	Discounted Cash Flows	Credit spreads
Derivatives	138	FVPL [(a)]	CDS models/ Option & interest rate pricing model	Credit spreads / Correlations
Total	146			

Notes:
(a) FVPL denotes financial instruments classified as fair value through profit or loss.
(b) AFS denotes financial instruments classified as available-for-sale.

Financial assets and liabilities not carried at fair value

For financial assets and liabilities not carried at fair value on the financial statements, the Group has ascertained that their fair values were not materially different from their carrying amounts at 30 September 2014. Unquoted equities of $271 million as at 30 September 2014 were stated at cost less accumulated impairment losses because the fair value cannot be reliably estimated using valuation techniques supported by observable market data.

Our principles for arriving at fair value remain unchanged from 2013. Please refer to our 2013 Annual Report for further guidance.

2. Off-balance Sheet Items

In $ millions	30 Sept 2014	30 Jun 2014	31 Dec 2013	30 Sept 2013
Contingent liabilities	21,579	21,086	20,919	22,049
Commitments [(a)]	175,925	169,144	158,839	154,761
Financial Derivatives	1,880,236	1,762,574	1,558,657	1,563,818

Note:
(a) Includes commitments that are unconditionally cancellable at any time of $140,076 million (Jun'14:$133,660 million, Dec'13:$124,031 million, Sep'13:$117,313 million).

3. Subsequent events

Acquisition of Societe Generale Private Banking business in Asia

On 6 October 2014, the Group completed the acquisition of the Asian private banking business of Societe Generale in Singapore and Hong Kong, as well as selected parts of its trust business, for USD220 million. The Group's high net worth assets under management and assets under management for all wealth customers are now SGD88 billion and SGD129 billion respectively after the acquisition. The acquisition increased the scale of the Group's wealth management business and strengthened its position as a leading wealth manager in Asia.

CONFIRMATION BY THE BOARD

We, Peter Seah Lim Huat and Piyush Gupta, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Third Quarter ended 30 September 2014 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Piyush Gupta
Chief Executive Officer

30 October 2014
Singapore